FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 31, 2005

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Semi Annual Financial Results for the period ending December 31, 2004

Semi-Annual Report

December 31, 2004

InfoVista

Item 1. Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the six months ended December 31,
	2004	2003
	(unaudited)	(unaudited)
Revenues (Note 2)
License revenues	€8,678	€6,492
Service revenues	7,569	6,264
Total revenues	16,247	12,756

Cost of revenues
Cost of licenses	368	447
Cost of services	2,857	2,934
Total cost of revenues	3,225	3,381

Gross profit	13,022	9,375

Operating expenses
Sales and marketing expenses	7,365	6,679
Research and development expenses	3,269	2,895
General and administrative expenses	2,721	2,137

Restructuring costs (Note 5)	—	2,496
Amortization of intangible assets	158	190
Total operating expenses	13,513	14,397

Operating loss	(491)	(5,022)

Other income (expense):
Interest income	241	351
Net foreign currency transaction losses	(262)	(133)
Loss on disposal and impairment of fixed assets	(4)	(494)

Loss before income taxes	(516)	(5,298)

Income tax benefit (expense)	10	(37)

Net loss	€(506)	€(5,335)

Basic net loss per share	€(0.03)	€(0.30)
Diluted net loss per share	€(0.03)	€(0.30)

Basic weighted average shares outstanding	17,202,645	18,047,952
Diluted weighted average shares outstanding	17,202,645	18,047,952

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	December 31, 2004	June 30, 2004
	(unaudited)

ASSETS

Cash and cash equivalents	€26,627	€26,772
Marketable securities	5,967	5,904
Trade receivables, net of allowance of € 199 and € 387, respectively	7,725	8,367
Prepaid expenses and other current assets	1,596	2,399
Total current assets	41,915	43,442

Fixed assets, net (Note 2)	2,207	2,449
Licensed technology and advances, net	726	850
Investment in affiliate	1,027	1,027
Deposits and other assets	892	1,085
Total non current assets	4,852	5,411

Total assets	€46,767	€48,853

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,299	€2,614
Accrued salaries and commissions	1,658	1,680
Accrued social security and other payroll taxes	955	818
Deferred revenue	5,218	5,453
Accrued VAT	567	1,384
Other current liabilities	274	537
Total current liabilities	10,971	12,486

Other long term liabilities	75	113
Total non-current liabilities	75	113

Stockholders’ equity
Common stock (18,421,491 and 18,950,920 shares authorized and issued, and 17,281,491 and 17,115,466 shares outstanding)	9,948	10,233
Capital in excess of par value of stock	84,656	84,982
Accumulated deficit	(52,819)	(52,313)
Unrealized losses on available for sale securities	(33)	(96)
Cumulative translation adjustment	(1,668)	(1,236)
Less common stock in treasury, at cost	(4,363)	(5,316)
Total stockholders’ equity	35,721	36,254

Total liabilities and stockholders’ equity	€46,767	€48,853

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(In thousands, except for share and per share data)

	Number of ordinary shares	Number of treasury shares	Common stock	Treasury stock	Capital in excess of par value of stock	Accumulated other comprehensive loss	Total
Balance, June 30, 2003	18,802,637	764,634	€10,153	€(1,054)	€84,716	€(47,397)	€46,418

Exercise of stock options	124,950	—	67	—	182	—	249
Subscription of warrants	23,333	—	13	—	17	—	30
Stock compensation expense	—	—	—	—	44	—	44
Purchase of treasury stock	—	1,100,820	—	(4,310)	—	—	(4,310)
Common stock issued from treasury	—	(30,000)	—	48	23	—	71

Components of comprehensive loss:
Net loss	—	—	—	—	—	(6,204)	(6,204)
Currency translation adjustment	—	—	—	—	—	(98)	(98)
Unrealized gains on available for sale securities	—	—	—	—	—	54	54
Comprehensive loss							(6,248)

Balance, June 30, 2004	18,950,920	1,835,454	10,233	(5,316)	84,982	(53,645)	36,254

Exercise of stock options	165,025	—	90	—	250	—	340
Common stock issued from treasury	—	(1,000)	—	2	—	—	2
Cancellation of treasury stock	(694,454)	(694,454)	(375)	951	(576)	—	0
Components of comprehensive loss:
Net loss	—	—	—	—	—	(506)	(506)
Unrealized gains on available for sale securities	—	—	—	—	—	63	63
Currency translation adjustment	—	—	—	—	—	(432)	(432)
Comprehensive loss							(875)
Balance, December 31, 2004 (unaudited)	18,421,491	1,140,000	€9,948	€(4,363)	€84,656	€(54,520)	€35,721

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except for share and per share data)

	Six months ended December 31,
	2004	2003
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	€(506)	€(5,335)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	477	555
Loss on disposal of fixed assets	4	494
Amortization of intangible assets	158	190
Amortization of licensed technologies and royalties advances	132	121
Provision for bad debt	(2)	6
Changes in operating assets and liabilities
Trade receivables	298	(1,428)
Prepaid expenses and other current assets	784	1,014
Deposits and other assets	(32)	(347)
Trade payable	(263)	(962)
Accrued expenses	166	(239)
Deferred revenues	51	(946)
Other current liabilities	(1,047)	36
Other long term liabilities	(34)	24
Net cash generated (used) by operating activities	186	(6,817)

Cash flows from investing activities
Purchase of fixed assets	(306)	(136)
Proceeds from the sale of fixed assets	1	—
Purchase of an investment in affiliate	—	(90)
Net cash used by investing activities	(303)	(226)

Cash flows from financing activities
Proceeds from exercise of stock options	340	41
Purchase of treasury stock	—	(2)
Proceeds from issuance of treasury stock	2	71
Net cash provided by financing activities	342	110

Net change in cash	225	(6,933)
Effects of exchange rate changes	(368)	(169)
Decrease in cash and cash equivalents	€(145)	€(7,102)

Cash and cash equivalents at beginning of period	€26,772	€37,900
Cash and cash equivalents at end of period	€26,627	€30,798

The accompanying notes are an integral part of the consolidated financial statements.

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)

1 – SIGNIFICANT ACCOUNTING POLICIES

Description of business

InfoVista SA and its subsidiaries (the “Company”) design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology (“IT”) infrastructure, including networks, servers and applications. In addition, the Company provides service support for the installation, implementation, training and maintenance of its products. The Company products are part of the software market segment known as Service Level Management (“SLM”).  The Company markets its products to telecommunication companies, Internet Service Providers (“ISPs”) and large enterprises. The Company maintains its headquarters in Les Ulis (outside Paris), France with subsidiaries located in Europe, Americas and Asia.

Principles of consolidation and basis of presentation

The consolidated financial statements of the Company are unaudited (except the balance sheet information as of June 30, 2004 which has been derived from audited financial statements) and have been prepared in accordance with accounting principles generally accepted in the United States of America, under the same accounting policies used for the 2004 annual financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The interim consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair statement of the statements of operations for the interim periods ended December 31, 2004 and 2003.

The results of operations for the interim periods are not necessarily indicative of the results of operations expected for the entire fiscal year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2004, which are contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 1, 2004.

Estimates and assumptions

The preparation of interim consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2 – SEGMENT INFORMATION

Reportable segments

For management purposes, the Company is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, Americas and Asia-Pacific, where its eight operating entities are located.

The Company’s chief operating decision-maker, as defined in Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information,” and its Board of Directors, reviews the operating results on the basis of the organization as described above.

InfoVista

Geographic areas

The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

Revenue analysis

	Six months ended December 31,
	2004	2003
Europe
France	€2,172	€2,020
Others	6,481	4,929
Total	8,653	6,949

Asia-Pacific	1,489	4,451

Americas	6,105	1,356

Total sales	€16,247	€12,756

Carrying amount of long-lived assets

Long-lived assets reflect net fixed assets.

	As of December 31, 2004	As of June 30, 2004
Europe
France	€1,586	€1,696
Others	103	123
Total	1,689	1,819

Asia-Pacific	77	94

Americas	441	536

Total carrying amount of long-lived assets	€2,207	€2,449

Information about major customers

No customer individually accounted for more than 10% of consolidated net revenues for the six month ended December 31, 2004 and 2003.

3 – CANCELATION OF TREASURY STOCK

Pursuant to the shareholders’ authorization of December 15, 2003, the Board of Directors decided on October 21, 2004 to cancel 694,454 shares held as treasury stock that were repurchased for € 951 in accordance with the Group’s share buyback program. This cancellation resulted in a € 375 reduction of common stock and in a € 576 reduction of the capital in excess of par value of stock.

4 – STOCK OPTIONS

The Company has adopted three separate stock option plans giving the right to subscribe for new shares (the “1999 Plan”, the “2000 Plan” and the “2001 Plan”) and two plans giving the right to purchase existing shares (the “2003 Plan” and the “2004 Plan”), pursuant to which stock options may be granted to officers and employees of the Company to purchase a specified number of shares at a price determined by the Board of Directors.

A summary of the status of the Company’s options under the stock option plans is as follows:

	Options to subscribe for new shares		Options to purchase existing shares
	Number of Shares	Weighted Average Subscription Price	Number of Shares	Weighted Average Exercise Price

Balance as of June 30, 2004	2,995,726	€2.82	283,880	€2.15
Granted	460,100	3.42	392,200	4.18
Canceled	(113,945)	(5.88)	(24,900)	(3.22)
Exercised	(165,025)	(2.08)	(1,000)	(2.15)
Balance as of December 31, 2004	3,176,856	€3.19	650,180	€3.33

As of December 31, 2004, the Company had 106,407 options available to grant, giving the right to subscribe for new shares and 129,820 options giving the right to purchase existing shares.

On December 9, 2004, the shareholders authorized the Board of Directors to adopt a new stock option plan pursuant to which employees and officers of the Company may be granted options to purchase up to a maximum of 360,000 existing shares, and to determine the terms and conditions of the new plan, subject to the limits set forth by the shareholder’s authorization.  These stock options will be in addition to the stock options available for grant under previously authorized plans that are mentioned above.

5 – RESTRUCTURING CHARGES

	Six months ended December 31,
	2004	2003
Reduction in its workforce	€—	€795
Office rationalization	—	1,701

Total restructuring charges	€0	€2,496

During the first half of fiscal year 2004, the Company adopted a restructuring plan to effect a reduction in its worldwide workforce as part of its ongoing measures to better align operating expenses with revenues. As of December 31, 2004 and June 30, 2004, unpaid restructuring charges amounted to  € 0, respectively.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The statements in this semi-annual report that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. These include statements related to the development and commercialization of products, the benefits to be derived from our current and future strategic alliances, and our estimates regarding future revenue, profitability, and capital requirements, all of which are prospective. Such statements are only predictions and reflect our expectations and assumptions as of the date of this report based on currently available operating, financial, and competitive information. The actual events or results may differ materially from those projected in such forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified below and in our other publicly available documents. These forward-looking statements speak only as of the date of this report. We expressly disclaim any intent or obligation to update any of these forward-looking statements after the filing of this semi-annual report to reflect actual results, changes in our expectations, or otherwise.

The following information should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 1 of this semi-annual report. We also urge readers to review and consider our disclosures describing various factors that affect our business in our Annual Report on Form 20-F for the year ended June 30, 2004, including the disclosures under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors Related to Our Business”, as well as the audited financial statements and notes thereto contained in such report.

Significant events for the six months ended December 31, 2004

Realignment of executive management team

On July 27, 2004, we announced a realignment of our executive management team. As part of this process, and based upon our Chairman and Chief Executive Officer’s (“CEO”) proposal, the board of directors has decided on July 21, 2004 to separate the functions of the Chairman of the board and CEO. Alain Tingaud, our founder, will assume the role of Chairman of the board and Gad Tobaly the role of CEO.

Strategic alliance with Micromuse

In September 2004, we announced along with Micromuse the commencement of a strategic alliance that enables enterprise and service provider customers of both companies to deploy software solutions for fault, performance, and business service management of both software companies with minimal integration effort. Micromuse shall offer our entire line of service aware performance management solutions as the Netcool ® /Vista product family. The Netcool ® /VistaInsight Solutions, currently available as part of the Netcool/Vista product line, extend the Netcool suite’s capabilities through performance management and reporting for systems and applications, IP Telephony, IP-VPN, and core networks. The Netcool/Vista product family offers realtime analytics and historical trending of KPIs for customer-centric service level management across the business technology infrastructure. Also we shall offer Micromuse’s entire line of agent software for systems and applications management. Micromuse’s Netcool/System Service Monitors ™ and Netcool/Application Service Monitors ™ enhance our product offering by generating realtime health intelligence on critical business applications and providing rich, detailed data on system and application performance. The agents proactively monitor performance thresholds enabling proactive problem resolution and alerting IT operations staff before outages affect users, customers, and revenue.

 Six months ended December 31, 2004 and 2003

Revenues

Total revenues were € 16.2 million for the six months ended December 31, 2004, which represents a significant increase of € 3.5 million or 27.4% over the corresponding prior period.

License revenues were € 8.7 million and € 6.5 million for the six months ended December 31, 2004 and 2003, respectively. The increase in license revenues was primarily due to better sales execution, despite the continued decline of the US and Singaporean dollar against the euro.  In fact, license revenues increased while the number of sales teams remained relatively consistent with the previous year.. On a constant exchange rate basis between 2004 and 2003, license revenues for the six months ended December 31, 2004 would have been € 9.0 million. We anticipate license revenues to increase steadily for the remainder of the fiscal year.

Service revenues, including maintenance, training, and professional services, were € 7.6 million and € 6.3 million for the six months ended December 31, 2004 and 2003, respectively. This increase was due to the rise of maintenance revenues, which resulted from the growth in our customer install base, net of the decrease from the continued decline of the US and Singaporean dollar against the euro. On a constant exchange rate basis between 2004 and 2003, service revenues for the six months ended December 31, 2004 would have been € 7.8 million. We anticipate service revenues to increase for the remainder of the fiscal year.

Cost of Revenues

Cost of revenues was € 3.2 million and € 3.4 million for the six months ended December 31, 2004 and 2003, respectively, representing a decrease of 4.6%.

Cost of license revenues consist primarily of license fees paid to third party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, documentation and shipping. Cost of license revenues, as a percentage of license revenues, were 4.2% and 6.9% for the six months ended December 31, 2004 and 2003, respectively. This percentage decrease was mainly due to lower costs related to the removal of third party product from one of our core products: VistaPortal. We anticipate that cost of license revenues as a percentage of license revenues shall remain relatively flat for the remainder of the fiscal year.

Cost of service revenues consist primarily of salaries and related benefits, employee travel costs, third party subcontract fees and related facility expenses. Cost of service revenues, as a percentage of service revenues, were 37.7%, and 46.8% for the six months ended December 31, 2004 and 2003, respectively. The percentage decrease was primarily due to higher maintenance revenues for the six months ended December 31, 2004, and an improvement of our professional services margin between 2004 and 2003. Headcount in customer services as of December 31, 2004 and 2003 was 42 and 43 employees, respectively. We anticipate that cost of services, as a percentage of service revenues shall remain relatively flat for the remainder of the fiscal year.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of salaries, commissions to sales personnel and agents, employee travel costs, advertising, promotional activities and related facility expenses. Sales and marketing expenses were € 7.4 million and € 6.7 million for the six months ended December 31, 2004 and 2003, respectively. Sales and marketing expenses increased primarily from higher personnel costs that mainly resulted from an increase in sales commissions and salary increases, net the favorable impact from the decline of the US dollar of € 0.3 million. Headcount in sales and marketing as of December 31, 2004 and 2003 was 66 and 69 employees, respectively. We anticipate sales and marketing expenses to increase throughout the remainder of the fiscal year.

Research and Development Expenses

Research and development expenses primarily consist of personnel costs associated with software product development, technological acquisitions and related facility expenses. Research and development expenses were € 3.3 million and € 2.9 million for the six months ended December 31, 2004 and 2003. Research and development expenses increased from personnel costs that mainly resulted from salary increases along with a favorable litigation reversal of € 0.1 million that occurred during the six months ended December 31, 2003. Headcount in research and development as of December 31, 2004 and 2003 was 55 and 56 employees, respectively. We anticipate research and development expenses to increase for the remainder of the fiscal year.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and related facility costs for financial, administrative and management personnel, professional fees for accounting and legal services, insurance costs and allowances for doubtful accounts. General and administrative expenses were € 2.7 million and € 2.1 million for the six months ended December 31, 2004 and 2003, respectively. The increase was primarily due to higher personnel costs that resulted from the nomination of Gad Tobaly to CEO that led to a classification of his salary and related costs of € 0.2 million in general and administrative expenses for the second quarter ended December 31, 2004, additional administrative headcount and salary increases, along with an increase of professional fees for € 0.2 million. Headcount in general and administration as of December 31, 2004 and 2003 was 24 and 21, respectively. We anticipate general and administrative expenses to remain relatively flat during the remainder of the fiscal year.

Restructuring Costs

Restructuring costs were € 0.0 million and € 2.5 million for the six months ended December 31, 2004 and 2003, respectively. During the six months ended December 31, 2003, these restructuring costs related to the optimization of our office space in our American and German regions, along with the severance costs for certain employee terminations that are located in both Europe and Americas.

Other Expense

Other expense was € 25 thousand and € 276 thousand for the six months ended December 31, 2004 and 2003, respectively. The decrease was mainly due to the € 0.5 million in the loss on disposal and impairment of fixed assets that resulted in the previous period from the above-mentioned optimization of our office space.  This expense decrease was netted by an expense increase on foreign currency transaction losses for € 0.1 million and less interest income for € 0.1 million.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities totaled € 32.6 million as of December 31, 2004, a decrease of € 0.1million from June 30, 2004. Net cash generated by operating activities for the six months ended December 31, 2004 were € 0.2 million and net cash used by operating activities for the six months ended December 31, 2003 were € 6.8 million, respectively. This significant decrease in net cash used by operating activities primarily resulted lower net losses for the six months ended December 31, 2004. The higher net losses during the six month ended December 31, 2003 included restructuring costs of € 2.5 million (€ 2.2 million paid during the same period).

Cash used by investing activities totaled € 0.3 million and € 0.2 million for the six months ended December 31, 2004 and 2003, respectively. Investing activities during the six months ended December 31, 2004 and 2003 primarily consisted of the purchase of software and computer equipment.

Cash generated by financing activities totaled € 0.3 million and € 0.1 million for the six months ended December 31, 2004 and 2003, respectively. The majority of the cash generated from financing activities are from stock option exercises that increased during the six months ended December 31, 2004 as a result of the increasing share price of the company.

Management believes that cash from operations together with existing cash, cash equivalents, and marketable equitable securities will be sufficient to meet the company’s cash requirements through at least the next 12 months. From time to time, in the ordinary course of business, we evaluate potential acquisitions of businesses, products or technologies.

Period-to-Period variability

Our business has experienced and may continue to experience significant seasonality. Sales of our products and services in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. In addition, the typical timing of budget and investment spending at our clients for the quarter ending March 31 may lead to an adverse seasonal effect. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: March 31, 2005	By	: /s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer